Exhibit 99.1

Claude Sets Another Quarterly Production Record by Producing 20,614 Gold Ounces in Q3

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Oct. 7, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") achieved record gold production of 20,614 ounces during the third quarter of 2014 at its 100% owned and operated Seabee Gold Operation in Saskatchewan, Canada (surpassing the previous record of 18,742 ounces of gold set during the second quarter of 2014). The strong third quarter represents a 96% increase in production compared to the third quarter of 2013. Year to date gold production of 50,700 ounces was 63% higher than the first nine months of 2013. Based on the excellent performance year to date, the Company is revising its 2014 production guidance upward to 61,000 to 64,000 ounces of gold from the previous guidance of 50,000 to 54,000 ounces of gold.

Third Quarter and Year to Date Highlights:

•	New record quarterly gold production of 20,614 ounces, a 96% increase from Q3 2013;
•	Year to date gold production of 50,700 ounces, a 63% increase from the first nine months of 2013 and 16% better than full year 2013;
•	Q3 2014 mill head grade of 8.88 grams per tonne, a 68% increase from Q3 2013;
•	Year to date mill head grade of 7.53 grams per tonne, a 52% increase from the first nine months of 2013;
•	Revised 2014 gold production of 61,000 to 64,000 ounces from previous guidance of 50,000 to 54,000 ounces;
•	Ramp up of the Santoy Gap deposit resulted in year to date production of approximately 26,000 tonnes at 8.1 grams per tonne; and
•	In addition to normal course principal repayments, the Company voluntarily prepaid the remaining $1.1 million in demand loans outstanding.

Mike Sylvestre, Interim President and CEO stated, "Our strategy this year has been to focus on cost containment, consistent operating performance and the ramp up of the Santoy Gap deposit towards production. Results to date clearly demonstrate that our operating team has done an excellent job in executing on these strategies. Our record breaking performance has been driven by grades reconciling better than budget, proper execution of the Alimak mining method at the L62 and bringing Santoy Gap into production ahead of schedule. Furthermore, the strong performance to date allows the Company to continue focusing on generating earnings and reducing debt. To date, we have been able to increase our cash and bullion position to approximately $13.3 million while decreasing our debt by $9.7 million.

Due to our strong operating performance, we are increasing our 2014 gold production guidance to 61,000 to 64,000 ounces. During the fourth quarter, production from the L62 will be reduced while throughput from Santoy Gap is expected to increase. By the end of the third quarter, production from the Santoy Gap deposit reached approximately 330 tonnes per day and we expect that to drive further unit cost improvements and continued strong operating performance."

Seabee Gold Operation Production Data
	Q3	Q3	YTD	YTD
	2014	2013	2014	2013
Tonnes Milled	74,930	64,642	219,046	205,596
Head Grade (grams per tonne)	8.88	5.30	7.53	4.94
Recovery (%)	96.4	95.8	95.6	95.2
Gold Produced (ounces)	20,614	10,541	50,700	31,061
Gold Poured (ounces)	20,948	10,778	49,495	31,708
Gold Sold (ounces)	17,578	10,781	46,133	31,614

The strong third quarter results were driven by an increase in mill throughput and grade period over period. Mill throughput during the third quarter of 2014, primarily from the L62 and Santoy Gap deposits, was 74,930 tonnes, a 16% increase from the third quarter of 2013. The grade during the third quarter increased significantly to 8.88 grams per tonne, a 68% increase from the third quarter of 2013. These results were due to positive reconciliations from the L62 and from additional higher grade tonnes from the Santoy Gap deposit. To date, the Santoy Gap deposit has produced approximately 26,000 tonnes at 8.1 grams per tonne which is significantly higher than the current Mineral Reserve grade of 6.40 grams per tonne.

Year to date, the Company has produced 50,700 ounces of gold from throughput of 219,046 tonnes at an average grade of 7.53 grams per tonne. The main drivers of the 63% increase in production and 52% increase in grade compared to the first nine months of 2013 were positive reconciliation on tonnes, grade and ounces from the L62 and the replacement of the lower margin Santoy 8 ore with higher margin Santoy Gap ore.

Further information regarding Claude's third quarter operating and financial results will be released on November 3, 2014 prior to market open. The Company will also conduct a conference call and webcast following the news release. Specific details of the conference call and webcast will be announced shortly.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Mike Sylvestre, Chairman, Interim President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 07-OCT-14